                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                            Healthplan Services Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    421959107
                                 (CUSIP Number)

Alan Patricof                          Lawrence G. Goodman
Patricof & Co. Ventures, Inc.          Shereff, Friedman, Hoffman & Goodman, LLP
445 Park Avenue                        919 Third Avenue
New York, New York 10022               New York, New York 10022
(212) 753-6300                         (212) 758-9500
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 1, 1996
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [X].

Check the following box if a fee is being paid with this statement: [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of

1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- -------------------------                        --------------------------
|CUSIP No. 421959107    |                        |Page  2  of  __  Pages  |
- -------------------------                        --------------------------

- -----------------------------------------------------------------------------
|1 | NAME OF REPORTING PERSON                                               |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                      |
|  |    Patricof & Co. Ventures, Inc.                                       |
- -----------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|   |
|  |                                                              (b) |_|   |
- -----------------------------------------------------------------------------
|3 | SEC USE ONLY                                                           |
|  |                                                                        |
- -----------------------------------------------------------------------------
|4 | SOURCE OF FUNDS*                                                       |
|  | AF                                                                     |
 ----------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |_|   |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                         |
|  |                                                                        |
- -----------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                   |
|  | New York                                                               |
- -----------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                      |
|  NUMBER OF    |  |     601,422                                            |
|   SHARES      -------------------------------------------------------------
|BENEFICIALLY   |8 | SHARED VOTING POWER                                    |
|OWNED BY EACH  |  |     0                                                  |
|  REPORTING    -------------------------------------------------------------
| PERSON WITH   |9 | SOLE DISPOSITIVE POWER                                 |
|               |  |     601,422                                            |
|               -------------------------------------------------------------
|               |10| SHARED DISPOSITIVE POWER                               |
|               |  |     0                                                  |

- -----------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           |
|  |                     601,422                                            |
- -----------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |_|   |
|  | CERTAIN SHARES*                                                        |
|  |                                                                        |
- -----------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     |
|  |                     4.0%                                               |
- -----------------------------------------------------------------------------
|14| TYPE OF REPORTING PERSON*                                              |
|  |                     CO                                                 |
- -----------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                                  SCHEDULE 13D

- -------------------------                        --------------------------
|CUSIP No. 421959107    |                        |Page  3  of  __  Pages  |
- -------------------------                        --------------------------

- -----------------------------------------------------------------------------
|1 | NAME OF REPORTING PERSON                                               |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                      |
|  |    Apax Venture Capital Managers (Jersey) Limited                      |
- -----------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|   |
|  |                                                              (b) |_|   |
- -----------------------------------------------------------------------------
|3 | SEC USE ONLY                                                           |
|  |                                                                        |
- -----------------------------------------------------------------------------
|4 | SOURCE OF FUNDS*                                                       |
|  | AF                                                                     |
 ----------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |_|   |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                         |
|  |                                                                        |
- -----------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                   |
|  | Jersey, Channel Islands                                                |
- -----------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                      |
|  NUMBER OF    |  |     94,190                                             |
|   SHARES      -------------------------------------------------------------
|BENEFICIALLY   |8 | SHARED VOTING POWER                                    |
|OWNED BY EACH  |  |     0                                                  |
|  REPORTING    -------------------------------------------------------------
| PERSON WITH   |9 | SOLE DISPOSITIVE POWER                                 |
|               |  |     94,190                                             |
|               -------------------------------------------------------------
|               |10| SHARED DISPOSITIVE POWER                               |
|               |  |     0                                                  |

- -----------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           |
|  |                     94,190                                             |
- -----------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |_|   |
|  | CERTAIN SHARES*                                                        |
|  |                                                                        |
- -----------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     |
|  |                     0.6%                                               |
- -----------------------------------------------------------------------------
|14| TYPE OF REPORTING PERSON*                                              |
|  |                     CO                                                 |
- -----------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                                  SCHEDULE 13D

- -------------------------                        --------------------------
|CUSIP No. 421959107    |                        |Page  4  of  __  Pages  |
- -------------------------                        --------------------------

- -----------------------------------------------------------------------------
|1 | NAME OF REPORTING PERSON                                               |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                      |
|  |    Apax Partners & Cie Gestion                                         |
- -----------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|   |
|  |                                                              (b) |_|   |
- -----------------------------------------------------------------------------
|3 | SEC USE ONLY                                                           |
|  |                                                                        |
- -----------------------------------------------------------------------------
|4 | SOURCE OF FUNDS*                                                       |
|  | AF                                                                     |
 ----------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |_|   |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                         |
|  |                                                                        |
- -----------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                   |
|  | France                                                                 |
- -----------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                      |
|  NUMBER OF    |  |     93,872                                             |
|   SHARES      -------------------------------------------------------------
|BENEFICIALLY   |8 | SHARED VOTING POWER                                    |
|OWNED BY EACH  |  |     0                                                  |
|  REPORTING    -------------------------------------------------------------
| PERSON WITH   |9 | SOLE DISPOSITIVE POWER                                 |
|               |  |     93,872                                             |
|               -------------------------------------------------------------
|               |10| SHARED DISPOSITIVE POWER                               |
|               |  |     0                                                  |

- -----------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           |
|  |                     93,872                                             |
- -----------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |_|   |
|  | CERTAIN SHARES*                                                        |
|  |                                                                        |
- -----------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     |
|  |                     0.6%                                               |
- -----------------------------------------------------------------------------
|14| TYPE OF REPORTING PERSON*                                              |
|  |                     CO                                                 |
- -----------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                                  SCHEDULE 13D

- -------------------------                        --------------------------
|CUSIP No. 421959107    |                        |Page  5  of  __  Pages  |
- -------------------------                        --------------------------

- -----------------------------------------------------------------------------
|1 | NAME OF REPORTING PERSON                                               |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                      |
|  |    Maurice Tchenio                                                     |
- -----------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|   |
|  |                                                              (b) |_|   |
- -----------------------------------------------------------------------------
|3 | SEC USE ONLY                                                           |
|  |                                                                        |
- -----------------------------------------------------------------------------
|4 | SOURCE OF FUNDS*                                                       |
|  | AF                                                                     |
 ----------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |_|   |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                         |
|  |                                                                        |
- -----------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                   |
|  | France                                                                 |
- -----------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                      |
|  NUMBER OF    |  |     0                                                  |
|   SHARES      -------------------------------------------------------------
|BENEFICIALLY   |8 | SHARED VOTING POWER                                    |
|OWNED BY EACH  |  |     93,872                                             |
|  REPORTING    -------------------------------------------------------------
| PERSON WITH   |9 | SOLE DISPOSITIVE POWER                                 |
|               |  |     0                                                  |
|               -------------------------------------------------------------
|               |10| SHARED DISPOSITIVE POWER                               |
|               |  |     93,872                                             |

- -----------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           |
|  |                     93,872                                             |
- -----------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |_|   |
|  | CERTAIN SHARES*                                                        |
|  |                                                                        |
- -----------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     |
|  |                     0.6%                                               |
- -----------------------------------------------------------------------------
|14| TYPE OF REPORTING PERSON*                                              |
|  |                     IN                                                 |
- -----------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                                  SCHEDULE 13D

- -------------------------                        --------------------------
|CUSIP No. 421959107    |                        |Page  6  of  __  Pages  |
- -------------------------                        --------------------------

- -----------------------------------------------------------------------------
|1 | NAME OF REPORTING PERSON                                               |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                      |
|  |    Alan Patricof                                                       |
- -----------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|   |
|  |                                                              (b) |_|   |
- -----------------------------------------------------------------------------
|3 | SEC USE ONLY                                                           |
|  |                                                                        |
- -----------------------------------------------------------------------------
|4 | SOURCE OF FUNDS*                                                       |
|  | AF                                                                     |
 ----------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |_|   |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                         |
|  |                                                                        |
- -----------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                   |
|  | United States                                                          |
- -----------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                      |
|  NUMBER OF    |  |     0                                                  |
|   SHARES      -------------------------------------------------------------
|BENEFICIALLY   |8 | SHARED VOTING POWER                                    |
|OWNED BY EACH  |  |     789,484                                            |
|  REPORTING    -------------------------------------------------------------
| PERSON WITH   |9 | SOLE DISPOSITIVE POWER                                 |
|               |  |     0                                                  |
|               -------------------------------------------------------------
|               |10| SHARED DISPOSITIVE POWER                               |
|               |  |     789,484                                            |

- -----------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           |
|  |                     789,484                                            |
- -----------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |_|   |
|  | CERTAIN SHARES*                                                        |
|  |                                                                        |
- -----------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     |
|  |                     5.3%                                               |
- -----------------------------------------------------------------------------
|14| TYPE OF REPORTING PERSON*                                              |
|  |                     IN                                                 |
- -----------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                                  SCHEDULE 13D

- -------------------------                        --------------------------
|CUSIP No. 421959107    |                        |Page  7  of  __  Pages  |
- -------------------------                        --------------------------

- -----------------------------------------------------------------------------
|1 | NAME OF REPORTING PERSON                                               |
|  | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                      |
|  |    APA Partners                                                        |
- -----------------------------------------------------------------------------
|2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|   |
|  |                                                              (b) |_|   |
- -----------------------------------------------------------------------------
|3 | SEC USE ONLY                                                           |
|  |                                                                        |
- -----------------------------------------------------------------------------
|4 | SOURCE OF FUNDS*                                                       |
|  | AF                                                                     |
 ----------------------------------------------------------------------------
|5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |_|   |
|  | PURSUANT TO ITEMS 2(d) or 2(e)                                         |
|  |                                                                        |
- -----------------------------------------------------------------------------
|6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                   |
|  | New York                                                               |
- -----------------------------------------------------------------------------
|               |7 | SOLE VOTING POWER                                      |
|  NUMBER OF    |  |     0                                                  |
|   SHARES      -------------------------------------------------------------
|BENEFICIALLY   |8 | SHARED VOTING POWER                                    |
|OWNED BY EACH  |  |     480,820                                            |
|  REPORTING    -------------------------------------------------------------
| PERSON WITH   |9 | SOLE DISPOSITIVE POWER                                 |
|               |  |     0                                                  |
|               -------------------------------------------------------------
|               |10| SHARED DISPOSITIVE POWER                               |
|               |  |     480,820                                            |

- -----------------------------------------------------------------------------
|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           |
|  |                     480,820                                            |
- -----------------------------------------------------------------------------
|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |_|   |
|  | CERTAIN SHARES*                                                        |
|  |                                                                        |
- -----------------------------------------------------------------------------
|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     |
|  |                     3.2%                                               |
- -----------------------------------------------------------------------------
|14| TYPE OF REPORTING PERSON*                                              |
|  |                     PN                                                 |
- -----------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

                                 Schedule 13D
                           Healthplan Services Corp.

Item 1.     Security and Issuer.

            This Schedule 13D relates to the common stock (the "Common Stock") of Healthplan Services Corp., a Delaware corporation (the "Company"), whose principal executive offices are located at 3501 Fortage Road, Tampa, FL 33627.

Item 2.     Identity and Background.

            (a), (b), (c) and (f). This statement is being filed by Patricof & Co. Ventures, Inc. ("Patricof"), APA Partners ("APA"), Apax Venture Capital Managers (Jersey) Limited ("Apax Jersey"), Apax Partners & Cie Gestion ("Apax Gestion"), Maurice Tchenio and Alan Patricof. Patricof, APA, Apax Jersey, Apax Gestion, Maurice Tchenio and Alan Patricof are sometimes referred to collectively herein as the "Reporting Persons."

            Set forth below is certain information concerning the Reporting
Persons:


Name                        Business Address           Citizenship
- ----                        ----------------           -----------
Patricof & Co. Ventures,    445 Park Avenue            New York
Inc.                        11th Floor
                            New York, New York
                            10022

Apax Venture Capital        23/25 Broad Street         Jersey, Channel Islands
Managers (Jersey) Limited   St. Helier, Jersey
                            Channel Islands

Apax Partners & Cie         45 Avenue Kleber           France
Gestion                     Paris, France 75116

APA Partners                445 Park Avenue            New York
                            11th Floor
                            New York, New York
                            10022

            Patricof is a corporation organized in New York and is the manager of APA Excelsior II ("Excelsior II"), a New York limited partnership organized to make venture capital investments. In addition, Patricof is the investment advisor to APA Excelsior Venture

Capital Holdings (Jersey), Ltd. ("Excelsior Jersey"), which was organized in Jersey, Channel Islands to make venture capital investments.


            The executive officers and directors of Patricof are listed below. All of such persons are citizens of the United States unless otherwise indicated.


Name                       Business Address           Position
- ----                       ----------------           --------
Alan Patricof              445 Park Avenue            Chairman of the Board,
                           11th Floor                 Chief Executive Officer
                           New York, New York 10022   and Director

Maurice Tchenio            45 Avenue Kleber           Vice Chairman of the Board
(citizen of France)        Paris, France 75116        and Director

Ronald Cohen               15 Portland Place          Vice Chairman of the Board
(citizen of Great Britain) London W1N 3AA England     and Director

Patricia Cloherty          445 Park Avenue            President
                           11th Floor
                           New York, New York 10022

Wilmer Bottoms             445 Park Avenue            Senior Vice-President
                           11th Floor
                           New York, New York 10022

Arthur Burach              445 Park Avenue            Vice President - Finance
                           11th Floor
                           New York, New York 10022

George Jenkins             445 Park Avenue            Vice President
                           11th Floor
                           New York, New York 10022

Janet Effland              445 Park Avenue            Vice President
                           11th Floor
                           New York, New York 10022

Robert Chefitz             445 Park Avenue            Vice President
                           11th Floor
                           New York, New York 10022

      Alan Patricof's principal occupation is Chairman of the Board and Chief Executive Officer of Patricof and his business address is 445 Park Avenue, New York, New York 10022.

            Apax Jersey is a corporation organized in Jersey, Channel Islands, and is the manager of Apax Venture Capital Fund Ltd. ("Apax Capital") and Apax Ventures II, Ltd. ("Ventures II"), each of which was organized in Jersey, Channel Islands to make venture capital investments.


            The executive officers and directors of Apax Jersey are listed below.

      Name                      Business Address            Position
      ----                      ----------------            --------
Alan Patricof               445 Park Avenue                 Director
(citizen of United States)  11th Floor
                            New York, New York  10022

Maurice Tchenio             45 Avenue Kleber                Director
(citizen of France)         Paris, France  75116

Ian Strang                  St. James' House                Director
(citizen of Great Britain)  New St. James' Place
                            St. Helier, Jersey, Channel
                              Islands

Michael Voisin              St. James' House                Director
(citizen of Great Britain)  New St. James' Place
                            St. Helier, Jersey, Channel
                              Islands

            Apax Gestion is a corporation organized in France and is the manager of Apax Capital Risque II(A)("CRIIA"), Apax Capital Risque II(C)("CRIIC") and Apax Capital Risque ("CR"), each of which is a commingled investment fund formed under French law to make venture capital investments.

            Maurice Tchenio's principal occupation is Chairman of the Board of Apax Gestion and his business address is 45 Avenue Kleber, Paris, France 75116.

            The executive officers and directors of Apax Gestion are listed below. All of such persons are citizens of France unless otherwise indicated.

      Name                      Business Address            Position
      ----                      ----------------            --------
Maurice Tchenio             45 Avenue Kleber                Chairman of the
                            Paris, France  75116            Board and Director

      Name                      Business Address            Position
      ----                      ----------------            --------
Ronald Cohen                15 Portland Place               Director
(citizen of Great Britain)  London W1N 3AA England

Alan Patricof               445 Park Avenue                 Director
(citizen of United States)  11th Floor
                            New York, New York  10022

      APA is a New York limited partnership and the general partner of Excelsior

II.

      The general partners of APA are listed below. All of such persons are citizens of the United States.

       Name                                   Business Address
       ----                                   ----------------
Alan Patricof                           445 Park Avenue, 11th Floor
                                        New York, New York 10022

Patricia Cloherty                       445 Park Avenue, 11th Floor
                                        New York, New York 10022

Wilmer Bottoms                          445 Park Avenue, 11th Floor
                                        New York, New York 10022

George Jenkins                          445 Park Avenue, 11th Floor
                                        New York, New York 10022

Janet Effland                           445 Park Avenue, 11th Floor
                                        New York, New York 10022

Robert Chefitz                          445 Park Avenue, 11th Floor
                                        New York, New York 10022

            See Item 5 for information regarding ownership of Common Stock.

            (d) and (e). During the past five years, none of the Reporting Persons or the other persons listed above has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            On July 1, 1996, Excelsior II, Excelsior Jersey, APAX Capital, Ventures II, CRIIA, CRIIC and CR, received 480,820, 120,602, 23,547, 70,643, 43,277, 18,774, and 31,821, shares of Common Stock, respectively, as a result of a merger (the "Merger") of Harrington Services Corporation, a privately-held corporation of which Excelsior II, Excelsior Jersey, APAX Capital, Ventures II, CRIIA, CRIIC and CR, were stockholders, with and into a wholly-owned subsidiary of the Company.

Item 4.     Purpose of Transaction.

            Each of the entities managed or advised by the Reporting Persons acquired its respective shares of Common Stock as a result of the Merger. Each of such persons may acquire or dispose of securities of the Company, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Company by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

            Except for the foregoing and as disclosed below, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of Issuer.

            Except as specifically provided for herein, each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock beneficially owned by any of the other Reporting Persons.

            Patricof may be deemed to be the beneficial owner of 480,820 shares of Common Stock owned by Excelsior II and 120,602 shares of Common Stock owned by Excelsior Jersey, which shares represent approximately 3.2%, and 0.8% respectively, of the issued and outstanding Common Stock. Patricof is the manager of Excelsior II and, as such, may be deemed to have shared voting and dispositive power with the general partners of such entity with respect to 480,820 shares of Common Stock. Patricof is the investment advisor of Excelsior Jersey and, as such, may be deemed to have sole voting and dispositive power with respect to 120,602 shares of Common Stock.

            Apax Jersey may be deemed to be the beneficial owner of 23,547 shares of Common Stock owned by Apax Capital, which shares represent approximately 0.2% of the issued and outstanding Common Stock and 70,643 shares of Common Stock owned by Ventures II, which shares represent approximately 0.5% of the issued and outstanding Common Stock. Apax Jersey is the manager of Apax Capital and Ventures II and, as such, may be deemed to have sole voting and dispositive power with respect to 94,190 shares of Common Stock.

            Maurice Tchenio may be deemed to be the beneficial owner of 43,277 shares of Common Stock owned by CRIIA, 18,774 shares of Common Stock owned by CRIIC and 31,821 shares of Common Stock owned by CR, which shares represent approximately 0.3%, 0.1% and 0.2% of the issued and outstanding Common Stock, respectively. Mr. Tchenio is the Chairman of the Board of Apax Gestion and, as such, may be deemed to have shared voting and dispositive power with respect to 93,872 shares of Common Stock owned by CRIIA, CRIIC and CR.

            APAX Gestion may be deemed to be the beneficial owner of 43,277 shares of Common Stock owned by CRIIA, 18,774 shares of Common Stock owned by

CRIIC and 38,821 shares of Common Stock owned by CR, which shares represent approximately 0.3%, 0.1% and 0.2% of the issued and outstanding Common Stock, respectively. APAX Gestion is the manager of CRIIA, CRIIC and CR and, as such, may be deemed to have sole voting and dispositive power with respect to 93,872 shares of Common Stock owned by CRIIA, CRIIC and CR.

            Alan Patricof may be deemed to be the beneficial owner of 43,277 shares of Common Stock owned by CRIIA, 18,774 shares of Common Stock owned by CRIIC, 31,821 shares of Common Stock owned by CR, 23,547 shares of Common Stock owned by Apax Capital, 70,643 shares of Common Stock owned by Ventures II, 120,602 shares of Common Stock owned by Excelsior Jersey and 480,820 shares of Common Stock owned by Excelsior II, which shares represent approximately 0.3%,0.1%, 0.2%, 0.2%, 0.5%, 3.2% and 0.8%, of the issued and outstanding Common Stock, respectively. Mr. Patricof as a director of Patricof, APA, Apax Jersey and Apax Gestion, may be deemed to have shared voting and dispositive power with respect to 789,484 shares of Common Stock owned by CRIIA, CRIIC, CR, Apax Capital, Ventures II, Excelsior Jersey and Excelsior II.

            APA may be deemed to be the beneficial owner of 480,820 shares of Common Stock owned by Excelsior II, which shares represent approximately 3.2% of the issued and outstanding Common Stock. APA is the general partner of Excelsior II and, as such, may be deemed to have shared voting and dispositive power with respect to 480,820 shares of Common Stock owned by Excelsior II.

            The percentage of beneficial ownership of the Reporting Persons is based on 14,904,847 outstanding shares of Common Stock of the Company on July 1, 1996 as reported to the Reporting Persons by a representative of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

            The Reporting Persons are associated entities and consult with each other with respect to portfolio companies owned by their respective managed or advised entities.

            Excelsior II, Excelsior Jersey, APAX Capital, Ventures II, CRIIA, CRIIC and CR received certain registration rights with respect to the Common Stock pursuant to that certain Registration Rights Agreement dated as of July 1, 1996. In addition, such entities received the right, under certain circumstances, to receive a limited number of additional shares of Common Stock as a post-closing Merger adjustment pursuant to that certain Plan and Agreement of Merger dated May 28, 1996.

Item 7.     Materials to be Filed as Exhibits.

            1.    Registration Rights Agreement dated as of July 1, 1996.

            2.    Plan and Agreement of Merger dated May 28, 1996.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 26, 1996


                              Patricof & Co. Ventures, Inc.



                              By: /s/ Alan Patricof
                                  ----------------------------
                                  Name:  Alan Patricof
                                  Title:  Chairman

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 1996


                              APA Partners



                              By: /s/ Alan Patricof
                                  ----------------------------
                                  Name:  Alan Patricof
                                  Title:  General Partner

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 1996



                              For and on behalf of
                              Coutts & Co (Jersey) Ltd.
                              Administrators of Apax Venture
                              Capital Managers (Jersey) Limited



                              By: /s/ Sean Ryan
                                  -----------------------------
                                  Name: Sean Ryan
                                  Title: Corporate Services Limited

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 1996


                              Apax Partners & Cie Gestion



                              By: /s/ Maurice Tchenio
                                  -----------------------------
                                  Name:  Maurice Tchenio
                                  Title:  Chairman

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 1996



                              By: /s/ Maurice Tchenio
                                  -----------------------------
                                      Maurice Tchenio

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 26, 1996

                              By: /s/ Alan Patricof
                                  -----------------------------
                                      Alan Patricof